Filed Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6(b)

of the Securities Exchange Act of 1934

Filer: Bats Global Markets, Inc.

Subject Company: Bats Global Markets, Inc., CBOE Holdings, Inc.

 (SEC File No. for Registration Statement

on Form S-4 filed by CBOE Holdings, Inc.: 333-214488)

Bats Reports Fourth Quarter Net Income Growth of 50%

Sets Record for Full Year 2016 Net Revenue of $436 Million

KANSAS CITY – February 9, 2017 – Bats Global Markets, Inc. (Bats: BATS), a leading global exchange operator and provider of market data and other financial markets services, today reported net income of $32.5 million and adjusted earnings† of $38.5 million for the fourth quarter ended December 31, 2016. Net income increased 50% and adjusted earnings† rose 35% compared to the same period in 2015 driven primarily by continued growth in non-transaction revenue, realization of synergies from the Direct Edge acquisition and a lower effective tax rate in the fourth quarter 2016. For the full year, Bats reported record net revenue of $436 million, an increase of 13% compared to 2015 and record net income of $109 million, a 33% increase over 2015.

Diluted earnings per share increased to $0.34 during the fourth quarter of 2016 from $0.23 for the same period in 2015, and adjusted earnings†, which excludes tax-adjusted amortization and other costs, rose to $0.40 per diluted share from $0.30.

“The fourth quarter capped off an impressive year for Bats. As we move towards closing the pending transaction with CBOE Holdings in the first quarter, we are excited about the opportunities before us in 2017,” said CEO Chris Concannon. “Bats and CBOE share a similar mission to make trading more competitive for all market participants and we will leverage our mutual resources to create greater market efficiencies and expanded opportunities for the trading and investing community.”

Corporate Highlights

•	Remained on track to close the transaction with CBOE Holdings by the end of the first quarter of 2017. Bats stockholders voted to approve the merger on January 17, 2017. The transaction remains subject to regulatory approvals and other customary closing conditions.

•	Welcomed a record 34 new ETF listings to the Bats ETF Marketplace during the fourth quarter, continuing the growth of its exchange-traded fund (ETF) trading and listings business. Bats remained the #1 U.S. market operator for ETF trading throughout the year, and welcomed 85 new listings to its U.S. market, an increase of 145% over 2015. During the year, Bats also captured 30% of all new ETF listings, up from 9% in 2015. Bats now has 149 ETFs listed on its market from 24 issuers.

•	During the fourth quarter, Bats recorded 11.5% U.S. Options market share, its second-highest quarter on record versus 8.9% a year ago. Bats remained the #1 price-time priority market with market share of 37.5% of that segment while leading in single-leg equity options trades with 17.9% market share. Over the year, Bats reported a new annual market share record 11.1% for its U.S. Options business, up from 9.6% in 2015.

•	In Global FX, Bats completed the acquisition of the Javelin Swap Execution Facility in the fourth quarter, which accelerates Bats’ plans to offer the trading of non-deliverable forwards for the FX market. In addition, the Bats Hotspot platform set a record on November 9th, with more than $64 billion notional value traded. During the year, Bats Hotspot grew market share to 11.6% in 2016 from 11.4% in 2015.

•	Began the roll-out of Bats LIS, a new block trading service for the European equity market. Bats LIS is a large in scale (LIS) indication of interest (IOI) negotiation and execution platform that allows market participants to negotiate large blocks in European equities. Bats will complete rollout of the platform during the first quarter of 2017.

†	Adjusted earnings, diluted adjusted earnings per share, organic net revenue, normalized EBITDA, and normalized EBITDA margin are non-GAAP financial measures. Please see the reconciliations of these non-GAAP financial measures at the end of this release.

Fourth Quarter 2016 Results

Net revenue, which represents revenues less cost of revenues, for the fourth quarter of 2016 increased 7% to $105.4 million from $98.6 million one year ago and increased 13% for the entire year. Increases were driven primarily by an increase in connectivity fee pricing in the U.S. Equities and U.S. Options markets and the introduction of connectivity fees in the Global FX market. Organic net revenue†, defined as revenues less cost of revenues excluding revenues less cost of revenues of any acquisition for the year the business was acquired and the following year, increased 7% during the quarter and 11% for all of 2016.

The table below summarizes consolidated financial results for the fourth quarter of 2016 and 2015.

	Three Months Ended
	December 31,	December 31,	Increase/	Percent
(in millions, except per share data)	2016	2015	(Decrease)	Change
Net Revenue[1]	$105.4	$98.6	$6.8	7%
Operating Income	54.1	47.3	6.8	14%
Net Income	32.5	21.7	10.8	50%
Adjusted Earnings[2]	38.5	28.6	9.9	35%
Diluted Weighted Average Shares Outstanding	97.1	95.0	2.1	2%
Diluted Earnings Per Share	$0.34	$0.23	$0.11	48%
Diluted Adjusted Earnings Per Share[3]	0.40	0.30	0.10	33%
Normalized EBITDA[4]	68.2	62.8	5.4	9%
Normalized EBITDA Margin[5]	64.7%	63.7%	1.0%

_________________________

(1)	Represents total revenues less cost of revenues.

(2)	Represents net income adjusted for amortization, acquisition related costs, IPO costs, tax restructuring costs, and gain on partial sale of EuroCCP investment, net of tax. See the “Reconciliation of Non-GAAP Measures” section of this release for reconciliation to GAAP determined amount.

(3)	Represents Adjusted earnings divided by diluted weighted average shares outstanding.

(4)	“EBITDA” is defined as net income before interest, income taxes and depreciation and amortization. Normalized EBITDA is defined as EBITDA before acquisition related costs, IPO costs, tax restructuring costs and gain on partial sale of EuroCCP. Other companies may calculate EBITDA differently than Bats. See the “Reconciliation of Non-GAAP Measures” section of this release for reconciliation to GAAP determined amount.

(5)	Represents Normalized EBITDA divided by net revenue.

Operating expenses were $51.3 million in the fourth quarter in both 2016 and 2015. The increase in global employee headcount in 2016 and professional and contract expenses related to the planned merger with CBOE were offset by synergies achieved from the 2014 Direct Edge acquisition.

The effective tax rate for the fourth quarter decreased to 33.7% compared with 38.5% during fourth quarter 2015.

Business Segment Results

Net Revenue Summary by Business Segment (in millions):

	Three Months Ended
	December 31,	December 31,	Increase/	Percent
Net Revenue	2016	2015	(Decrease)	Change
U.S. Equities	$68.3	$65.6	$2.7	4%
European Equities	16.0	16.2	(0.2)	-1%
U.S. Options	10.9	8.2	2.7	33%
Global FX	10.2	8.6	1.6	19%
Total	$105.4	$98.6	$6.8	7%

†	Adjusted earnings, diluted adjusted earnings per share, organic net revenue, normalized EBITDA, and normalized EBITDA margin are non-GAAP financial measures. Please see the reconciliations of these non-GAAP financial measures at the end of this release.

Normalized EBITDA Summary by Business Segment (in millions):

	Three Months Ended
	December 31,	December 31,	Increase/	Percent
Normalized EBITDA[1]	2016	2015	(Decrease)	Change
U.S. Equities	$53.7	$47.7	$6.0	13%
European Equities	8.8	8.4	0.4	5%
U.S. Options	1.6	2.8	(1.2)	-43%
Global FX	4.9	3.7	1.2	32%
Corporate	(0.8)	0.2	(1.0)	-500%
Total	$68.2	$62.8	$5.4	9%

(1)	Normalized EBITDA is defined as EBITDA before acquisition related costs, IPO costs, tax restructuring costs and gain on partial sale of EuroCCP investment. Other companies may calculate Normalized EBITDA differently than Bats. See the “Reconciliation of Non-GAAP Measures” section of this release for reconciliation to GAAP determined amount.

Volume and Market Share by Business Segment (in billions except percentages and noted below)

	Three Months Ended
	December 31,	December 31,	Increase/	Percent
	2016	2015	(Decrease)	Change
U.S. Equities
Market average daily volume	7.1	7.1	-	0%
Total matched market share	20.0%	21.1%	-1.1%

European Equities
Market average daily notional value	€44.6	€46.3	€(1.7)	-4%
Overall pan-European market share	21.9%	25.1%	-3.2%

U.S. Options
Market average daily volume (in millions)	15.9	15.6	0.3	2%
Matched market share	11.5%	8.9%	2.6%

Global FX
Market average daily notional value	$26.7	$23.5	$3.2	14%

Earnings Conference Call Information

Bats Global Markets will hold a conference call at 8:00 a.m. ET today to review its fourth quarter 2016 financial results. A live audio webcast of the earnings call will be available on the company’s website at www.ir.bats.com. Participants may also listen via telephone by dialing 877-407-5795 if calling from the United States, or 201-689-8722 if dialing from outside the United States. For participants on the telephone, please dial into the call ten minutes prior to the start of the call. The call will be archived on the company’s website for replay.

Cautionary Statements Regarding Forward-Looking Information

This press release contains certain statements regarding intentions, beliefs and expectations or predictions for the future of Bats Global Markets, Inc. (“Bats”) and CBOE Holdings, Inc. (“CBOE”), which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Words such as “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” “seeks,” “projects” or words of similar meaning, or future or conditional verbs, such as “will,” “should,” “would,” “could,” “may” or variations of such words and similar expressions are intended to identify such forward-looking statements, which are not statements of historical fact or guarantees or assurances of future performance. However, the absence of these words or similar expressions does not mean that a statement is not forward-looking.

Actual results could differ materially from those projected or forecast in the forward-looking statements. The factors that could cause actual results to differ materially include, without limitation, the risks, uncertainties or assumptions described in the Risk Factors section of the definitive joint proxy statement/prospectus dated December 9, 2016 that Bats filed with the Securities Exchange Commission (“SEC”) on December 12, 2016.

Neither Bats nor CBOE undertakes, and each of them expressly disclaims, any duty to update any forward-looking statement whether as a result of new information, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

Additional Information Regarding the Transaction and Where to Find It

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities. This press release is being made in respect of the proposed merger transaction involving Bats and CBOE, in connection with which Bats filed with the SEC on December 12, 2016 a definitive joint proxy statement/prospectus dated December 9, 2016, and each of Bats and CBOE may be filing with the SEC other documents regarding the proposed transaction. Bats and CBOE commenced mailing of the definitive joint proxy statement/prospectus to Bats stockholders and CBOE stockholders on December 12, 2016. BEFORE MAKING ANY INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF BATS AND/OR CBOE ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the definitive joint proxy statement/prospectus, any amendments or supplements thereto and other documents containing important information about each of Bats and CBOE, as such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Bats will be available free of charge on Bats’ website at http://www.bats.com/investor_relations/financials/ under the heading “SEC Filings” or by contacting Bats’ Investor Relations Department at (913) 815-7132. Copies of the documents filed with the SEC by CBOE will be available free of charge on CBOE’s website at http://ir.cboe.com/financial-information/sec-filings.aspx under the heading “SEC Filings” or by contacting CBOE’s Investor Relations Department at (312) 786-7136.

About Bats Global Markets, Inc.

Bats Global Markets, Inc., is a leading global operator of exchanges and services for financial markets, dedicated to Making Markets Better. We are the second-largest stock exchange operator in the U.S., operate the largest stock exchange and trade reporting facility in Europe, and are the #1 market globally for ETF trading. We also operate two fast-growing U.S. options exchanges. In the global foreign exchange market, we operate Hotspot. ETF.com, a leading provider of ETF news, data and analysis, is a wholly-owned subsidiary. The company is headquartered in Kansas City with offices in New York, London, Chicago, San Francisco, Singapore and Quito, Ecuador. Visit bats.com and @BatsGlobal for more information.

Bats Contacts:

Communications Stacie Fleming (London) +44.207.012.8950 comms@bats.com	Communications Hannah Randall (New York) +1.646.856.8809 comms@bats.com	Investor Relations Mark Marriott +1.913.815.7132 ir@bats.com

Bats Global Markets, Inc. and Subsidiaries

Condensed Consolidated Statements of Income (unaudited)

(in millions, except per share data)

	Three Months Ended
	December 31,	December 31,
	2016	2015
Revenues:
Transaction fees	$313.7	$320.1
Regulatory transaction fees	76.1	68.7
Market data fees	35.5	31.6
Connectivity fees and other	24.8	23.1
Total revenues	450.1	443.5
Cost of revenues:
Liquidity payments	258.7	265.0
Section 31 fees	76.1	68.7
Routing and clearing	9.9	11.2
Total cost of revenues	344.7	344.9
Revenues less cost of revenues	105.4	98.6
Operating expenses:
Compensation and benefits	23.2	21.3
Depreciation and amortization	10.6	12.3
Systems and data communication	4.5	5.8
Occupancy	0.7	0.7
Professional and contract services	3.1	2.2
Regulatory costs	2.9	2.5
Changes in fair value of contingent consideration to related party	0.8	1.1
General and administrative	5.5	5.4
Total operating expenses	51.3	51.3
Operating income	54.1	47.3
Non-operating (expenses) income:
Interest expense	(7.1)	(12.4)
Equity in earnings in EuroCCP	0.4	0.2
Other income	1.6	0.2
Income before income tax provision	49.0	35.3
Income tax provision	16.5	13.6
Net income	$32.5	$21.7
Basic earnings per share	$0.34	$0.23
Diluted earnings per share	$0.34	$0.23

Basic weighted average shares outstanding	95.0	94.6
Diluted weighted average shares outstanding	97.1	95.0

Bats Global Markets, Inc. and Subsidiaries

Condensed Consolidated Statements of Financial Condition

(in millions)

	As of
	December 31,	December 31,
	2016	2015
Assets	(unaudited)
Current assets:
Cash and cash equivalents	$85.8	$75.1
Restricted cash	1.8	—
Financial investments:
Trading investments, at fair value	0.5	0.5
Available-for-sale investments, at fair value	45.0	47.2
Accounts receivable, net	125.3	131.0
Income taxes receivable	4.7	16.0
Other receivables	3.6	5.4
Prepaid expenses	6.1	5.1
Total current assets	272.8	280.3
Property and equipment, net	22.7	29.6
Goodwill	719.6	741.3
Intangible assets, net	211.3	239.0
Deferred charge	90.1	—
Deferred income taxes, net	—	0.6
Investment in EuroCCP	8.0	11.4
Other assets	8.8	4.8
Total assets	$1,333.3	$1,307.0
Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$116.9	$72.9
Section 31 fees payable	101.2	93.0
Current portion of long-term debt	4.3	83.9
Current portion of contingent consideration liability to related party	6.6	6.6
Total current liabilities	229.0	256.4
Long-term debt, less current portion	562.2	593.7
Contingent consideration liability to related party, less current portion	55.2	58.8
Unrecognized tax benefits	17.7	8.0
Deferred income taxes	9.5	7.4
Other liabilities	2.4	2.8
Commitments and contingencies
Stockholders’ equity:
Common stock	1.0	1.0
Common stock in treasury	(10.1)	(6.5)
Additional paid-in capital	282.0	270.6
Retained earnings	218.6	125.0
Accumulated other comprehensive loss, net	(34.2)	(10.2)
Total stockholders’ equity	457.3	379.9
Total liabilities and stockholders’ equity	$1,333.3	$1,307.0

Bats Global Markets, Inc. and Subsidiaries

Reconciliation of Non-GAAP Measures

(in millions, except share and per share data)

EBITDA and Normalized EBITDA do not represent, and should not be considered as, alternatives to net income or cash flows from operations, each as determined in accordance with U.S. GAAP. We have presented EBITDA and Normalized EBITDA because we consider them important supplemental measures of our performance and believe that they are frequently used by analysts, investors and other interested parties in the evaluation of companies. In addition, we use Normalized EBITDA as a measure of operating performance for preparation of our forecasts, evaluating our leverage ratio for the debt to earnings covenant included in our outstanding credit facility and calculating employee and executive bonuses. Other companies may calculate EBITDA and Normalized EBITDA differently than we do. EBITDA and Normalized EBITDA have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results as reported under U.S. GAAP.

The following is a reconciliation of net income to EBITDA and normalized EBITDA.

	Three Months Ended December 31,
	2016						2015
	U.S. Equities	European Equities	U.S. Options	Global FX	Corporate	Total	U.S. Equities	European Equities	U.S. Options	Global FX	Corporate	Total

Net (loss) income	$(29.9)	$7.4	$1.0	$(0.1)	$54.1	$32.5	$(20.8)	$(8.5)	$2.6	$(2.7)	$51.1	$21.7
Interest (income) expense	—	(0.1)	—	—	7.1	7.0	—	—	—	—	12.4	12.4
Income tax provision	79.2	1.5	—	0.1	(64.3)	16.5	63.0	14.8	—	0.1	(64.3)	13.6
Depreciation and amortization	4.5	1.4	0.6	4.1	—	10.6	4.8	2.1	0.2	5.2	—	12.3
EBITDA	53.8	10.2	1.6	4.1	(3.1)	66.6	47.0	8.4	2.8	2.6	(0.8)	60.0
Acquisition-related costs	(0.1)	—	—	0.8	2.0	2.7	0.7	—	—	1.1	—	1.8
IPO costs	—	—	—	—	—	—	—	—	—	—	1.0	1.0
Tax restructuring costs	—	—	—	—	0.3	0.3	—	—	—	—	—	—
Gain on partial sale of EuroCCP investment	—	(1.4)	—	—	—	(1.4)	—	—	—	—	—	—
Normalized EBITDA	$53.7	$8.8	$1.6	$4.9	$(0.8)	$68.2	$47.7	$8.4	$2.8	$3.7	$0.2	$62.8

Adjusted earnings does not represent, and should not be considered as, an alternative to net income, as determined in accordance with U.S. GAAP. We have presented Adjusted earnings because we consider it an important supplemental measure of our performance and we use it as the basis for monitoring our own core operating financial performance across periods relative to other operators of electronic exchanges. We also believe that it is frequently used by analysts, investors and other interested parties in the evaluation of companies. We believe that investors may find this non-GAAP measure useful in evaluating our performance compared to that of peer companies in our industry. Other companies may calculate Adjusted earnings differently than we do. Adjusted earnings has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under U.S. GAAP.

The following is a reconciliation of net income to Adjusted earnings.

	Three Months Ended December 31,
	2016	2015

Net income	$32.5	$21.7
Amortization	6.7	8.5
Acquisition-related costs	2.7	1.8
IPO costs	—	1.0
Tax restructuring costs	0.3	—
Gain on partial sale of EuroCCP investment	(1.4)	—
Tax effects of adjustments	(2.3)	(4.4)
Adjusted earnings	$38.5	$28.6

Diluted Weighted Average Shares Outstanding	97.1	95.0
Diluted Adjusted Earnings Per Share	$0.40	$0.30

Organic net revenue does not represent, and should not be considered as, an alternative to revenues less cost of revenues, or net revenue, as determined in accordance with U.S. GAAP. We have presented organic net revenue because we consider it an important supplemental measure of our performance and we use it as the basis for monitoring our own core operating financial performance across periods relative to other operators of electronic exchanges. We also believe that it is frequently used by analysts, investors and other interested parties in the evaluation of companies. We believe that investors may find this non-GAAP measure useful in evaluating our performance compared to that of peer companies in our industry. Other companies may calculate organic net revenue differently than we do. Organic net revenue has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under U.S. GAAP.

The following is a reconciliation of revenues less cost of revenues to organic net revenue.

	Three Months Ended December 31,		Year Ended December 31,
	2016	2015	2016	2015

Revenues less cost of revenues	$105.4	$98.6	$435.9	$384.4
Recent acquisitions:
Global FX revenues less cost of revenues (for the three months ended March 31, 2016 and 2015)	—	—	(10.4)	(2.4)
Organic net revenue	$105.4	$98.6	$425.5	$382.0